EXHIBIT 99.1

ASM International N.V.

Investor contacts:

Erik Kamerbeek

+ 31 88 100 8500

Erik.kamerbeek@asm.com

Mary Jo Dieckhaus

+1 212-986-2900

MaryJo.Dieckhaus@asm.com

Naud van der Ven

+ 31 88100 8540

Media contact:

Charles Huijskens

+31 20 6855 955

Mobile: +31 653 105072

c.huijskens@huijskens.nl

ASM INTERNATIONAL REPORTS

FIRST QUARTER 2009 OPERATING RESULTS

ALMERE, THE NETHERLANDS, April 28, 2009—ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its first quarter 2009 operating results in accordance with US GAAP.

•	First quarter of 2009 net sales of EUR 89.1 million, down 41% from the fourth quarter of 2008 and down 55% from the first quarter of 2008;

•

Net loss allocated to the shareholders of the parent of the first quarter of 2009 was EUR 23.3 million, or EUR 0.45 diluted net loss per share, as compared to net loss of EUR 6.2 million, or EUR 0.12 diluted net loss per share for the fourth quarter of 2008 and net earnings of EUR 12.6 million or EUR 0.22 diluted net earnings per share for the first quarter of 2008;

•

Bookings in the first quarter of 2009 were EUR 84.4 million, up 4% from the fourth quarter of 2008. Bookings from our Front-end segment were down 32% and bookings from our Back-end segment were up 65%. Quarter-end backlog was EUR 86.1 million, down 5% from the end of the previous quarter;

•	Front-end segment cash balance increased from EUR 78.9 million per 31 December 2008 to EUR 82.6 million per 31 March 2009.

Commenting on the results, Chuck del Prado, President and CEO of ASM International, said: “During the 2009 first quarter, the continuing global economic uncertainty further deteriorated semiconductor equipment demand levels, following on the very weak fourth quarter environment. This severely impacted the performance of both our Front-end and Back-end operations in the first three months of 2009.”

“Despite the negative bottom line, Front-end was able to report positive cash flow for the first quarter. In Back-end, strong cost-cutting reduced the cost base by 26% from the prior quarter.”

“In Front-end, we have initiated a comprehensive action plan, titled PERFORM!

This program accelerates and extends our short-term cost reduction initiatives. Our focus is to streamline our worldwide Front-end operations drastically and further reduce our cost base. We target a cost reduction of at least 30% (compared to our Q4 2008 operating run rate) which will result in a Front-end EBIT break-even level of approx. € 55 million per quarter by the second half of 2010 (based on average Q1-09 exchange rates). PERFORM! also includes a dedicated and focused effort on lowering our working capital from € 143 million end 2008 to around € 100 million by the end of 2009.”

The following table shows the operating performance for the first quarter of 2009 as compared to the fourth quarter of 2008 and the first quarter of 2008:

(EUR millions)	Q1 2008	Q4 2008	Q1 2009	% Change Q4 2008 to Q1 2009		% Change Q1 2008 to Q1 2009
Net sales	197.1	150.9	89.1	(41)%		(55)%
Gross profit	76.4	43.9	21.3	(52)%		(72)%
Gross profit margin %	38.8%	29.1%	23.9%	(5.2	)%(1)	(14.9	)%(1)
Selling, general and administrative expenses	(29.1)	(35.0)	(25.2)	(28)%		(13)%
Research and development expenses	(18.9)	(18.9)	(16.6)	(12)%		(12)%
Amortization of other intangible assets	(0.1)	(0.1)	(0.1)	—		—
Restructuring expenses	—	(7.1)	(4.1)	(42)%		nm

Earnings from operations	28.3	(17.2)	(46.0)	(167)%		nm
Net earnings (loss) allocated to the shareholders of the parent	12.6	(6.2)	(23.3)	(276)%		nm
Net earnings (loss) allocated to the shareholders of the parent per share, diluted	0.22	(0.12)	(0.45)
New orders	187.3	80.9	84.4	4%		(55)%
Backlog at end of period	190.6	90.7	86.1	(5)%		(55)%

(1)	Percentage point change

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the first quarter of 2009 as compared to the fourth quarter of 2008 and the first quarter of 2008:

(EUR millions)	Q1 2008	Q4 2008	Q1 2009	% Change Q4 2008 to Q1 2009	% Change Q1 2008 to Q1 2009
Front-end	83.9	72.4	45.8	(37)%	(45)%
Back-end	113.2	78.5	43.3	(45)%	(62)%

Total net sales	197.1	150.9	89.1	(41)%	(55)%

In the first quarter of 2009, net sales of wafer processing equipment (Front-end segment) represented 51.4% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 48.6% of total net sales in the first quarter of 2009.

Due to the difficult market conditions net sales decrease of our Front-end segment was noticed in all product lines.

The strengthening of the Yen, US dollar and US dollar related currencies against the euro in the first quarter of 2009 as compared to the fourth quarter of 2008 and the first quarter of 2008 impacted total net sales positively by 2% and 15% respectively.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for our Front-end and Back-end segments for the first quarter of 2009 as compared to the fourth quarter of 2008 and the first quarter of 2008:

(EUR millions)	Gross profit Q1 2008	Gross profit Q4 2008	Gross profit Q1 2009	Gross profit margin Q1 2008	Gross profit margin Q4 2008	Gross profit margin Q1 2009	Increase or (decrease) percentage points Q4 2008 to Q1 2009	Increase or (decrease) percentage points Q1 2008 to Q1 2009
Front-end	28.6	20.4	12.1	34.0%	28.2%	26.5%	(1.7)	(7.5)
Back-end	47.8	23.5	9.2	42.2%	29.9%	21.2%	(8.7)	(21.0)

Total gross profit	76.4	43.9	21.3	38.8%	29.1%	23.9%	(5.2)	(14.9)

The gross profit margin of our Front-end segment for the first quarter of 2009 of 26.5% compares to the gross profit margin for the fourth quarter of 2008 of 28.8%, and 33.6% when excluding the write off on RTP inventory of EUR 3.9 million. The decrease in the fourth quarter of 2009 is to a large extent explained by the underutilization of our manufacturing overhead associated with the lower sales volume compared to the fourth quarter of 2008.

Headcount of the Front-end segment was further reduced by 8% in the first quarter of 2009.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the first quarter of 2009 as compared to the fourth quarter of 2008 and the first quarter of 2008:

(EUR millions)	Q1 2008	Q4 2008	Q1 2009	% Change Q4 2008 to Q1 2009	% Change Q1 2008 to Q1 2009
Front-end	16.5	20.7	15.9	(23)%	(4)%
Back-end	12.6	14.3	9.3	(35)%	(26)%

Total selling, general and administrative expenses	29.1	35.0	25.2	(28)%	(13)%

As a percentage of net sales, selling, general and administrative expenses were 28% in the first quarter of 2009 and 23% in the fourth quarter of 2008 and 15% in the first quarter of 2008.

Selling, general and administrative expenses of our Front-end segment decreased as a result of our focus to reduce our expenses given the current market circumstances, including the reduction of headcount of the Front-end segment in the first quarter of 2009. In addition, selling, general and administrative expenses of our Front-end segment in the fourth quarter of 2008 included, amongst others, a write off on accounts receivable.

The decrease in the Back-end segment from the fourth quarter of 2008 is the result of the implementation of major costs reduction programs.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the first quarter of 2009 as compared to the fourth quarter of 2008 and the first quarter of 2008:

(EUR millions)	Q1 2008	Q4 2008	Q1 2009	% Change Q4 2008 to Q1 2009	% Change Q1 2008 to Q1 2009
Front-end	11.7	10.4	10.1	(3)%	(14)%
Back-end	7.2	8.5	6.5	(24)%	(10)%

Total research and development expenses	18.9	18.9	16.6	(12)%	(12)%

As a percentage of net sales, research and development expenses were 19% in the first quarter of 2009 and 13% in the fourth quarter of 2008 and 10% in the first quarter of 2008.

The decrease in the Front-end segment from the fourth quarter of 2008 is the result of the prioritisation of research and development projects. The decrease would have been slightly larger without strengthening of foreign currencies.

The decrease in the Back-end segment from the fourth quarter of 2008 is the result of the implementation of major costs reduction programs.

Restructuring expenses. As announced on 9 January 2009, ASMI plans for a major restructuring of ASM Europe, including the transition of manufacturing activities from The Netherlands to Singapore in the course of 2009. Restructuring also takes place in other Front-end segment activities. Related to these restructuring projects, in the first quarter of 2009 EUR 4.1 million expenses occurred.

Earnings (loss) from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the first quarter of 2009 as compared to the fourth quarter of 2008 and the first quarter of 2008:

(EUR millions)	Q1 2008	Q4 2008	Q1 2009	% Change Q4 2008 to Q1 2009	% Change Q1 2008 to Q1 2009
Front-end	0.2	(17.9)	(18.1)	(1)%	nm
Back-end	28.1	0.7	(6.6)	nm	nm

Total earnings (loss) from operations	28.3	(17.2)	(24.7)	(44)%	nm

Net Earnings (loss) allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the first quarter of 2009 as compared to the fourth quarter of 2008 and the first quarter of 2008:

(EUR millions)	Q1 2008	Q4 2008	Q1 2009	% Change Q4 2008 to Q1 2009	% Change Q1 2008 to Q1 2009
Front-end	(1.1)	(11.9)	(19.1)	nm	nm
Back-end	13.7	1.6	(4.2)	nm	nm
Gain on dilution of investment in ASMPT (Back-end)		4.1

Total net earnings (loss) allocated to the shareholders of the parent	12.6	(6.2)	(23.3)	(276)%	nm

Net earnings for the Back-end segment reflect our 52.87% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the first quarter of 2009 and the backlog at the end of the first quarter of 2009 as compared to the fourth quarter of 2008 and the first quarter of 2008:

(EUR millions, except book-to-bill ratio)	Q1 2008	Q4 2008	Q1 2009	% Change Q4 2008 to Q1 2009	% Change Q1 2008 to Q1 2009
Front-end:
New orders for the quarter	76.2	50.6	34.4	(32)%	(55)%
Backlog at the end of the quarter	91.5	53.0	41.7	(21)%	(54)%
Book-to-bill ratio (new orders divided by net sales)	0.91	0.70	0.75
Back-end:
New orders for the quarter	111.1	30.3	50.0	65%	(55)%
Backlog at the end of the quarter	99.1	37.7	44.4	18%	(55)%
Book-to-bill ratio (new orders divided by net sales)	0.98	0.39	1.15
Total
New orders for the quarter	187.3	80.9	84.4	4%	(55)%
Backlog at the end of the quarter	190.6	90.7	86.1	(5)%	(55)%
Book-to-bill ratio (new orders divided by net sales)	0.95	0.54	0.95

Liquidity and capital resources

Net cash provided by operations was EUR 6.0 million for the first quarter of 2009 as compared to net cash provided by operations of EUR 31.9 million for the first quarter of 2008. The decrease results mainly from the lower net earnings, partly offset by cash inflows from lower working capital.

Net cash used in investing activities was EUR 3.0 million for the first quarter of 2009 as compared to EUR 7.4 million for the first quarter of 2008. The decrease results mainly from lower capital expenditures.

Net cash used in financing activities was EUR 2.3 million for the first quarter of 2009 as compared to net cash used in financing activities of EUR 2.5 million for the first quarter of 2008.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from EUR 260.5 million at December 31, 2008 to EUR 232.9 million at March 31, 2009. The decrease is primarily the result of lower manufacturing and sales levels. The number of outstanding days of working capital, measured based on annual sales, increased from 127 days at December 31, 2008 to 133 days at March 31, 2009. For the same period, our Front-end segment decreased from 176 days to 170 days and our Back-end segment increased from 95 days to 108 days.

At March 31, 2009, the Company’s principal sources of liquidity consisted of EUR 161.5 million in cash and cash equivalents and EUR 91.7 million in undrawn bank lines. Approximately EUR 78.9 million of the cash and cash equivalents and EUR 28.8 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations and EUR 17.2 million of the cash and cash equivalents and EUR 27.9 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

Release of 2008 Statutory Annual Report

Today ASMI released its 2008 Statutory Annual Report, which includes its Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (“IFRS”). Under IFRS final net earnings allocated to shareholders of the parent amount to EUR 38.2 million. In previous years, the difference between the proceeds of issue of the convertible subordinated notes and the fair value assigned to the liability component, representing the embedded option for the holder to convert the notes into equity of the Company, was included in equity. Based on further interpretation and industry practice, including authoritative interpretation under US GAAP – EITF 07-05, the Company changed its accounting policy for its Subordinated Convertible notes with retrospective application. Management therefore provides reliable and more relevant information.

The resulting net earnings allocated to shareholders of the parent of EUR 38.2 million differs from preliminary net earnings as reported in the Company’s 2008 operating results press release on February 27, 2009.

Change in accounting policies

As per 1 January 2009, ASMI applies FAS 160 “Non-controlling Interests in Consolidated Financial Statements”. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest (“minority interest”). It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the minority interest. Previously, net income attributable to the minority interest generally was reported as an expense in arriving at consolidated net income.

As per 1 January 2009, ASMI applies EITF 07-05 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.

The Company’s convertible subordinated notes include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). EITF 07-05 requires separate recognition of these components.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense (for Q1, 2009 € 1.1 million). The conversion option is measured at market value through the income statement (revaluation gain in Q1, 2009 € 0.6 million).

Outlook

For 2009, industry analysts are predicting a decline in semiconductor capital spending of 40-50% versus 2008. Lack of visibility continues to characterize the broader semiconductor equipment sector.

Although we are seeing relative strength for some of our Front-end products, we expect that the overall low level of orders will continue to have a negative impact on our operating results over the near-term.

For Back-end, even though absolute order levels remain well below normal ranges, the improvement in Q1 bookings over the prior quarter was an encouraging sign.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

WEDNESDAY, APRIL 29, 2009 at

09:00 a.m. US Eastern time

15:00 p.m Continental European time.

The teleconference dial-in numbers are as follows:

United States: +1 866.966.5335

International: +44 (0)20.3023.4456

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through May 13, 2009. The replay dial-in numbers are:

United States: +1 866.583.1035

International: +44 (0)20.8196.1998

Access Code: 117327#

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL

CONSOLIDATED STATEMENTS OF OPERATIONS

	In Euro
(thousands, except earnings per share data)	Three months ended March 31,
	2008	2009
	(unaudited)	(unaudited)
Net sales	197,079	89,087
Cost of sales	(120,657)	(67,792)

Gross profit	76,422	21,295

Operating expenses:
Selling, general and administrative	(29,126)	(25,205)
Research and development	(18,863)	(16,569)
Amortization of other intangible assets	(126)	(113)
Restructuring expenses	—	(4,136)

Total operating expenses	(48,115)	(46,023)

Earnings (loss) from operations	28,307	(24,728)
Net interest expense	(799)	(2,491)
Fair value change conversion option	—	602
Foreign currency exchange gains (losses)	927	(1,320)

Earnings (loss) before income taxes	28,435	(27,937)
Income tax benefit (expense)	(3,977)	904

Net earnings (loss)	24,458	(27,033)

Allocation of net earnings (loss)
Shareholders of the parent	12,639	(23,276)
Minority interest	11,819	(3,757)

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	0.23	(0.45)
Diluted net earnings (1)	0.22	(0.45)

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	54,005	51,609
Diluted (1)	64,109	51,609

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three months ended March 31, 2009, the effect of a potential conversion of convertible debt into 7,221,492 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

ASM INTERNATIONAL

CONSOLIDATED BALANCE SHEETS

	In Euro
(thousands, except share data)	December\ 31, 2008	March 31, 2009
		(unaudited)
Assets
Cash and cash equivalents	157,277	161,485
Accounts receivable, net	172,603	128,374
Inventories, net	197,700	194,050
Income taxes receivable	108	111
Deferred tax assets	4,685	5,620
Other current assets	27,323	23,223

Total current assets	559,696	512,863
Debt issuance costs	1,353	1,282
Deferred tax assets	2,285	4,623
Other intangible assets	7,918	8,696
Goodwill, net	47,989	49,759
Property, plant and equipment, net	148,557	143,971

Total Assets	767,798	721,194

Liabilities and Shareholders' Equity
Notes payable to banks	16,858	16,228
Accounts payable	69,718	45,448
Accrued expenses	56,657	56,769
Advance payments from customers	5,728	6,388
Deferred revenue	4,979	4,117
Income taxes payable	26,964	16,694
Current portion of long-term debt	6,763	6,210

Total current liabilities	187,667	151,854
Pension liabilities	6,490	6,302
Deferred tax liabilities	539	2,834
Long-term debt	23,268	20,647
Convertible subordinated debt	106,793	101,709
Conversion option	—	2,515

Total Liabilities	324,757	285,861

Shareholders' Equity:
Common shares
Authorized 110,000,000 shares, par value €0.04, issued and outstanding 54,275,131 and 54,275,131 shares	2,171	2,171
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none and 21,985 shares	220	220
Capital in excess of par value	324,707	325,349
Treasury shares at cost	(37,215)	(37,215)
Retained earnings	92,111	76,734
Accumulated other comprehensive loss	(64,092)	(58,872)

Total Shareholders' Equity	317,902	308,387
Minority interest	125,139	126,946

Total Equity	443,041	435,333

Total Liabilities and Equity	767,798	721,194

ASM INTERNATIONAL

CONSOLIDATED STATEMENT OF CASH FLOWS

	In Euro
(thousands)	Three months ended March 31,
	2008	2009
	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings (loss)	24,458	(27,033)
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	7,922	8,928
Amortization of other intangible assets	371	546
Amortization of debt issuance costs	173	135
Compensation expense employee stock option plan	425	642
Compensation expense employee share incentive scheme ASMPT	861	427
Revaluation conversion option	—	(602)
Additional non cash interest convertible	—	1,084
Deferred income taxes	(290)	(1,255)
Changes in other assets and liabilities:
Accounts receivable	23,158	47,384
Inventories	(11,448)	8,338
Other current assets	(6,426)	4,925
Accounts payable and accrued expenses	(10,294)	(26,063)
Advance payments from customers	4,061	389
Deferred revenue	284	(864)
Pension liabilities	81	9
Income taxes	(1,430)	(11,031)

Net cash provided by operating activities	31,906	5,959

Cash flows from investing activities:
Capital expenditures	(9,765)	(1,736)
Purchase of intangible assets	(176)	(1,275)
Disposal of intangible assets	—	(7)
Proceeds (loss) from sale of property, plant and equipment	2,536	(2)
Proceeds of marketable securities	—	2

Net cash used in investing activities	(7,405)	(3,018)

Cash flows from financing activities:
Notes payable to banks, net	250	—
Repayments of long-term debt and subordinated debt	(1,729)	(2,267)
Purchase of treasury shares	(1,104)	—
Proceeds from issuance of common shares	34	—

Net cash used in financing activities	(2,549)	(2,267)
Exchange rate effects	(3,352)	3,536

Net increase in cash and cash equivalents	18,600	4,210
Cash and cash equivalents at beginning of period	167,923	157,277

Cash and cash equivalents at end of period	186,523	161,487

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	(661)	163
Income taxes, net	5,697	11,382

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.87% at March 31, 2009, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

(thousands, except headcount)	In Euro
	Front-end	Back-end	Total
Three months ended March 31, 2008	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	83,878	113,201	197,079
Gross profit	28,552	47,870	76,422
Earnings from operations	213	28,094	28,307
Net interest income (expense)	(1,218)	419	(799)
Foreign currency exchange gains (losses)	(112)	1,039	927
Income tax benefit (expense)	54	(4,031)	(3,977)
Net earnings (loss)	(1,063)	25,521	24,458
Net earnings (loss) allocated to:
Shareholders of the parent	(1,063)	13,702	12,639
Minority interest	—	11,819	11,819
Capital expenditures and purchase of intangible assets	5,904	4,037	9,941
Depreciation and amortization	3,668	4,625	8,293

Cash and cash equivalents	111,410	75,113	186,523
Capitalized goodwill	12,528	33,584	46,112
Other intangible assets	3,171	670	3,841
Other identifiable assets	306,179	284,000	590,179
Total assets	433,288	393,367	826,655
Total debt	177,864	—	177,864
Headcount in full-time equivalents (1)	1,800	10,163	11,963

Three months ended March 31, 2009	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	45,754	43,333	89,087
Gross profit	12,123	9,172	21,295
Loss from operations	(18,071)	(6,657)	(24,728)
Net interest income (expense)	(2,601)	110	(2,491)
Fair value change conversion option	602	—	602
Foreign currency exchange losses	(134)	(1,186)	(1,320)
Income tax benefit (expense)	1,141	(237)	904
Net loss	(19,063)	(7,970)	(27,033)
Net loss allocated to:
Shareholders of the parent	(19,063)	(4,213)	(23,276)
Minority interest	—	(3,757)	(3,757)

Capital expenditures and purchase of intangible assets	1,605	1,406	3,011
Depreciation and amortization	3,752	5,722	9,474

Cash and cash equivalents	82,596	78,889	161,485
Capitalized goodwill	9,845	39,914	49,759
Other intangible assets	8,212	484	8,696
Other identifiable assets	253,622	247,632	501,254
Total assets	354,275	366,919	721,194
Total debt	147,309	—	147,309
Headcount in full-time equivalents (1)	1,531	9,556	11,087

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies

As per 1 January 2009, ASMI applies FAS 160 “Non-controlling Interests in Consolidated Financial Statements”. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest (“minority interest”). It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the minority interest. Previously, net income attributable to the minority interest generally was reported as an expense in arriving at consolidated net income.

As per 1 January 2009, ASMI applies EITF 07-05 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.

The Company’s convertible subordinated notes include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). EITF 07-05 requires separate recognition of these components.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. The conversion option is measured at market value through the income statement.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP—IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to goodwill, convertible subordinated notes until 31 December 2008, development expenses, option plans, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings
	Three months ended March 31,
(EUR thousands, except per share data)	2008	2009
	(unaudited)	(unaudited)
US GAAP	24,458	(27,033)
Adjustments for IFRS:
Convertible subordinated notes (1)	(2,295)	—
Development expenses	3,341	2,421
Dividend preferred shares	—	(3)

Total adjustments	1,046	2,418

IFRS	25,504	(24,615)

IFRS allocation of net earnings:
Shareholders	13,685	(20,858)
Minority interest	11,819	(3,757)
Net earnings per share, allocated to the shareholders of the parent;
Basic	0.25	(0.40)
Diluted	0.25	(0.40)

	Total Equity	Total Equity
(euro thousands)	March 31, 2008	March 31, 2009
	(unaudited)	(unaudited)
US GAAP	449,666	435,333
Adjustments for IFRS:
Goodwill	(8,979)	(10,404)
Convertible subordinated notes (1)	14,856	—
Development expenses	32,668	41,475
Pension plans	783	1,766
Preferred shares	—	(220)

Total adjustments	39,328	32,617
IFRS	488,994	467,950

(1)	As a result of the application of EITF 07-05 as from 1 January 2009, the accounting treatment of the subordinated convertible notes under US GAAP is equal to the treatment under IFRS